INDIA GLOBALIZATION CAPITAL, INC.
4336 Montgomery Ave
Bethesda, Maryland 20814

November 10, 2010

By EDGAR Correspondence

Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

Re:	India Globalization Capital, Inc. (the “Company”)
Registration Statement on Form S-1, as amended
(File No. 333-163867)

Ladies and Gentlemen:

Pursuant to Rule 461 of the General Rules and Regulations under the Securities Act of 1933, as amended, the Company hereby requests that the effective date of the above-captioned Registration Statement be accelerated so that the Registration Statement may become effective at 5:00 p.m. Eastern Standard Time, on Wednesday, November 10, 2010, or as soon thereafter as practicable.

In connection herewith, the Company hereby acknowledges that:

•
Should the Securities and Exchange Commission (the “Commission”), or the Commission’s staff, acting pursuant to delegated authority, declare the above-captioned Registration Statement (the “Filing”) effective, it does not foreclose the Commission from taking any action with respect to the Filing;

•
The action of the Commission or the staff, acting pursuant to delegated authority, in declaring the Filing effective, does not relieve the Company from its full responsibility for the adequacy and accuracy of the disclosure in the Filing; and

•
The Company may not assert comments from the Commission or the staff or the declaration of effectiveness of the above-captioned Registration Statement as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Sincerely,

INDIA GLOBALIZATION CAPITAL, INC.

By:	/s/ Ram Mukunda
Name: Ram Mukunda
Title: President and Chief Executive Officer